
August 27, 2024

Anton D. Nikodemus
Chief Executive Officer
Seaport Entertainment Group Inc.
99 Water Street
28th Floor
New York, NY 10038

       Re: **Seaport Entertainment Group Inc.**
            Amendment No. 1 to Registration Statement on Form S-1
            Filed August 7, 2024
            File No. 333-279690

Dear Anton D. Nikodemus:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 13, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1, Filed August 7, 2024
Questions and Answers About the Rights Offering
Q.How will the Rights Offering affect Pershing Square's ownership of our common stock?, page ix

1.   With reference to prior comment 5 in our letter dated March 12, 2024, we reissue in part. We note the indication in the backstop agreement that you have provided Pershing Square with registration rights. It would appear that these registration rights do not include a lock-up period with respect to those shares once registered. Please state as much here, if true.

        Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264
with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services